October 23, 2009
Mr. Robert Telewicz
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Telewicz:
This letter contains the responses of Great Wolf Resorts, Inc. (“GWR” or “the Company”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (a) GWR’s Form 10-K for the year ended December 31, 2008, (b) GWR’s Form 10-Q for the quarterly period ended June 30, 2009, and (c) GWR’s Definitive Proxy Statement on Schedule 14A filed April 15, 2009, in your letter dated October 13, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
1.	We note your response to comment 2. In future filings, in addition to identifying each of those material properties, please break out separately the occupancy rates and ADR for each of these properties.

GWR’s Response:

In the Company’s response to comment 2 of the Staff’s prior comment letter dated September 1, 2009, GWR agreed to expand disclosure in future filings to identify each property with a book value equal to ten percent or more of the Company’s total assets as of the end of the most recently completed fiscal year and/or each property with gross revenue equal to ten percent or more of the Company’s aggregate gross revenues for the last fiscal year.

Mr. Robert Telewicz
October 23, 2009

GWR believes, however, that the Company should not be required to provide individual occupancy rates and ADR for properties referenced in the Comment Letter. The Company believes such disclosure is not warranted for the following reasons:
•	The information is not material to investors and is not necessary for an investor’s understanding of GWR’s overall operations. GWR operated 11 resort properties as of December 31, 2008. Within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of the Company’s Form 10-K for the year ended December 31, 2008, GWR provided summarized operating statistics, including occupancy rates and ADR, for the Company’s entire portfolio of operated resorts, for both all resorts and same store, versus prior periods. GWR believes these summarized portfolio operating statistics provide the most appropriate basis for investors to assess the performance of the Company’s overall resort operations.

•	Providing information such as occupancy rates and ADR for individual resorts would harm the Company by providing important operating data to current and potential future competitors. As GWR notes in Item 1A. Risk Factors of the Company’s Form 10-K for the year ended December 31, 2008, GWR views competition in the Company’s markets as a significant business risk of GWR. As such, the Company takes steps to mitigate this risk, when possible.

Providing operating information on specific resorts, which information the Company believes comprise trade secrets, would give existing competitors in GWR’s current markets an advantage, and may induce potential competitors to enter the Company’s current markets. None of the Company’s competitors publicly discloses operating information such as occupancy and ADR on individual resorts. The Company believes providing such information would result in a competitive disadvantage in each of GWR’s markets.

The Company believes that providing occupancy rates and ADR for specific resorts may allow current and potential competitors increased access to financial capital and provide operational advantages to those competitors. This would enable competition to increase in GWR’s current markets and, presumably, would negatively impact the financial results of the Company’s resorts.

Note that the Company has not provided resort-specific operating data in our publicly available information since late 2005, when GWR concluded at that time that providing that type of information significantly enhanced the threat of competition to the company. Over the past four years, GWR has received numerous requests from outside parties (including prospective competitors, their consultants and advisors) to provide resort-specific operating data. In some cases, these parties have stated that they intended to use such data to evaluate whether to develop, or to obtain financing for, new indoor waterpark resorts that would, presumably, compete with GWR’s resorts. Because of the confidential nature of that data and the potential harm to the Company if such data is disclosed, GWR has uniformly declined to provide resort-specific operating data.

Mr. Robert Telewicz
October 23, 2009

Also, note that within the Outlook section of MD&A, the Company discloses for specific properties material circumstances that it feels may be detrimental to the operating performance of those properties. GWR believes these disclosures on specific properties, in conjunction with the disclosure of the full portfolio’s operating statistics as discussed above, provide a sufficient overview of potential performance issues at the Company’s individual properties without providing information that comprises trade secrets and that might unduly assist current and future competitors.

•	The resort portfolio operating metrics GWR discloses (including occupancy rates and ADR) are, as discussed on page 45 of our Form 10-K, commonly used measures within the hospitality industry to evaluate hotel operations. Those operating metrics are, however, measures of revenues only and do not necessarily directly correlate to increases or decreases in a property’s operating results. The Company believes that the portfolio operating statistics currently disclosed, in combination with GWR’s other disclosures within MD&A, provide a sufficient overview of the results of the Company’s operations.
Accordingly, the Company believes providing the occupancy rates and ADR for each of the properties referenced in the Comment Letter should not be required.
* * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you require any additional information to respond to this submission.

Mr. Robert Telewicz
October 23, 2009

Sincerely,
/s/ James A. Calder

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, WI 53703
Phone: 608.661.4749
Fax: 608.661.4701